UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company

CNPJ/MF Nº 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Clarifications about CVM/B3 inquiries

Sendas Distribuidora S.A. (“Sendas” or “Company”), in compliance with Official Letter No. 173/2023/CVM/SEP/GEA-2, dated of June 6, 2023 (“Official Letter”), hereby presents the clarifications requested by the Securities and Exchange Commission (“CVM”) regarding the news published on June 6, 2023, in the newspaper “Valor Econômico” under the title “Banks probe market for Assaí’s block trade” (“News”).

For better understanding, and in line with the guidelines in the Official Letter, its content is transcribed below:

Official Letter nº 173/2023/CVM/SEP/GEA-2

Rio de Janeiro, June 06, 2023.

To Mrs.

Gabrielle Castelo Branco Helú

Investor Relations Director of

SENDAS DISTRIBUIDORA S.A.

Phone: (11) 3411-5042

E-mail: ri@assai.com.br

Subject: Request for clarifications - News in the media

Dear Director,

1. We refer to the news published in the Pipeline portal of the newspaper Valor Econômico on 06/06/2023, entitled "Banks probe market for Assaí's block trade", with the following content:

Banks probe market for Assaí block trade

With the end of lock-up, Casino may get rid of the remaining 11.7% in the network of wholesale

By Silvia Rosa and Maria Luíza Filgueiras - São Paulo

06/06/2023 10h59

Banks have been approaching investors in recent days to sound out interest in a sale of Assaí shares. This is a potential block trade of the 11.7% stake that Casino still holds in the company, according to three sources with knowledge of the matter. As the French group has been shedding several businesses to raise funds while renegotiating a 6.4 billion euro debt with creditors and seeking a new injection of capital, the banks want to get ahead of the curve.

The initial plan would be to make a block sale on B3 of up to 145 million shares of Assaí, according to a source, practically the total currently held by Casino. Considering the closing price of the paper yesterday, the operation could move up to $ 1.6 billion. Investors are considering the possibility that the company may want to use the opportunity to place a primary tranche, which would turn the block into a follow-on.

The group also announced last year the spin-off of the Éxito chain, of which it now owns 47% of the share capital, including GPA's 13% stake, with the intention of making the company's IPO in Colombia.

In 2019, when it acquired Éxito, Casino transferred to Assaí's balance sheet the debt taken on to finance the acquisition of the Colombian chain, which today represents 80% of the debt of the wholesale company, which closed the first quarter with net debt of R$8.5 billion and a financial leverage of 2.78 times. However, GPA kept the participation in the company and in the results. Thus, Assaí has to bear the debt of an operation from which it does not benefit from the revenues.

The board of directors of Casino is currently analyzing the proposed injection of 1.1 billion euros by Czech billionaire Daniel Kretinsky, the second largest shareholder of the company. The capitalization should remove Jean-Charles Naouri from the control of the group, but helps to calm the creditors and avoid a safeguard request, a kind of judicial reorganization in France.

2. Regarding the content of the news, especially the highlighted parts, we request your opinion on the veracity of the information provided in the news, and, if so, we request additional clarification on the subject, as well as to inform the reasons why the matter is not considered a Relevant Fact, under the terms of CVM Resolution 44/21.

3. Such manifestation must include a copy of this Official Letter and be forwarded through the Empresas.NET System, category "Notice to the Market", type "Clarifications on CVM/B3 inquiries". Compliance with this request for manifestation through a Notice to the Market does not exempt the eventual verification of responsibility for the failure to timely disclose a Material Fact, under the terms of CVM Resolution 44/21.

4. We emphasize that under the terms of article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity where the securities issued by the company are traded, any material act or fact occurred or related to its business, as well as for ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are traded.

5. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution 44/21, to inquire the Company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to find out whether they are aware of information that must be disclosed to the market.

6. In accordance with the sole paragraph of Article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the publicly-held company, directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event the information escapes their control or if there is an atypical oscillation in the quotation, price or amount traded of the securities issued by the publicly-held company or related to them. Therefore, in the event of a leak of material information (its disclosure through a press vehicle, for example), the Material Fact must be disclosed, regardless of whether or not the information originated from the Company's representatives.

7. We also highlight that article 8 of CVM Resolution 44/21 establishes that the controlling shareholders, directors, members of the board of directors, of the fiscal council, and of any bodies with technical or consulting functions, created by statutory provision, and employees of the company, are responsible for maintaining the confidentiality of information related to the material act or fact to which they have privileged access due to the office or position they hold, until its disclosure to the market, as well as for ensuring that subordinates and third parties in their trust also do the same, being jointly and severally liable with them in the event of non-compliance.

8. By order of the Superintendence of Relations with Companies, we call your attention to the fact that it will fall to this administrative authority, in the use of its legal attributions and based on item II, of art. 9, of Law 6,385/76, and on art. 7, combined with art. 8, of CVM Resolution 47/21, to determine the application of a coercive fine, without prejudice to other administrative sanctions, in the amount of R$1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until June 7, 2023.

Sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 06/06/2023, at 16:29, based on Article 6 of Decree No. 8,539, October 8, 2015.

Document electronically signed by Gustavo André Ramos Inubia, Analyst, on 06/06/2023, at 16:33, based on Article 6 of Decree No. 8,539, of October 8, 2015.

In compliance with the requirements, the Company, after inquiring its managers, clarifies that it is not aware of the information highlighted in the Notice about the potential sale of shares issued by the Company by its former controlling shareholder.

In view of all the above, believing to have clarified the questions presented in the Official Letter, the Company is at your disposal to provide any further clarification that may be necessary.

São Paulo, June 6, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 07, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.